UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC

(Translation of registrant’s name into English)

66 Seymour Street, Second Floor

London, W1H 5BT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2017 Annual General Meeting of International Game Technology PLC

On May 22, 2017, International Game Technology PLC held its annual general meeting of shareholders.  At the annual general meeting, seven matters were considered and acted upon.  Each of the resolutions 1 through 7 were adopted.  The results of the voting, including the number of votes cast for and against, are set forth in Exhibit 99.1 which is being furnished herewith.

Resolution 7 adopted new articles of association of the Company (the “New Articles”) to allow for general meetings to be held electronically as well as physically in accordance with the Companies (Shareholders’ Rights) Regulations 2009 and the Companies Act 2006. Under the New Articles, meetings can be held and conducted in such a way that persons who are not present together at the same place may attend, speak and vote at the meeting by electronic means. Nothing in the New Articles precludes physical general meetings being held.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	Results of Annual General Meeting, dated May 22, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2017	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Description

99.1	Results of Annual General Meeting, dated May 22, 2017